EXHIBIT 99.4
                                       [VIDESH SANCHAR NIGAM LIMITED LETTERHEAD]

SATISH RANADE
Executive Director (Legal) and Company Secretary
HQ/CS/CL.24B/8777
25 January 2002

Sir:

SUB:  CHANGE IN COMPANY'S DIRECTORATE - RESIGNATION OF AN INDEPENDENT
DIRECTOR.

Pursuant to Clause 30 of the listing agreement with Indian Stock Exchanges please be informed that Shri Ashok Wadhwa an independent (part-time non-official) Director has resigned from the post of directorship from the Board of VSNL and ceases to be Director with effect from 23 January 2002.

Thanking you,

Yours faithfully,
For Videsh Sanchar Nigam Limited

/s/ Satish Ranade
Satish Ranade

To:

1) Security Code 23624, The Stock Exchange, Mumbai, Corporate Relationship Department, 1st Floor, New Trading Ring, Rotunda Building, Phiroze Jee Jee Bhoy Towers, Dalal Street, Mumbai - 400 001. Fax No. (22) 265 81 21, 5719, 2037.
2) The Secretary, Madras Stock Exchange Limited, Post Box No. 183, 11, Second Line Beach, Chennai - 600 001. Fax No. (44) 524 48 97.
3) Security Code 32149, The Secretary, Calcutta Stock Exchange Assn. Ltd. 7, Lyons Range, Calcutta - 700 001. Fax No. (33) 220 25 14/28 37 24.
4) Security Code 22064, The Secretary, Delhi Stock Exchange Assn. Limited, 3/1. Asaf Ali Road, New Delhi - 110 002. Fax No. (11) 329 21 81.
5) Security Code 5251. The Asst. Manager (Listing), National Stock Exchange of India Limited, Capital Market - Listing, Trade World, Kamala Mill Compound, 2nd Floor, Senapati Bapat Marg, Lower Parel, Mumbai 400 013. Fax Nos.: (22) 497 29 85/4972985.
6) National Securities Depository Ltd. Trade World, 4th Floor, Kamala Mills Compound. Senapati Bapat Marg, Lower Parel, Mumbai 400 013. Fax Nos.: 497 29 93.
7) Mr. Anish Kumar, The Bank of New York Express Towers, 13th Floor, Nariman Point, Mumbai - 400 021. Fax No. 204 49 42.
8) Ms. Caroline Yap, Managing Director, International Client Services, New York Stock Exchange, No.: +1 2126565071.
9) Shri Hitendra Patil, Vice President (Operations) Central Depository Services (India) Limited Phiroze Jee Jee Bhoy Towers, Dalal Street, Mumbai
     - 400 023. Fax 267 3199.